[LOGO]
THE HARTFORD

April 22, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Attention: Division of Investment Management

RE:	Union Security Insurance Company
File No. 333-65231

Ladies and Gentlemen:

Pursuant to Rule 477(a) the Registrant hereby respectfully requests that Post-Effective Amendment No. 12, filed on Form S-1 and transmitted on April 15, 2009 (Accession No. 0001104659-09-024379), be withdrawn.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-1941.

Very truly yours,

/s/ Richard J Wirth

Richard J. Wirth
Assistant General Counsel

Enclosure